Exhibit 99.1

Brenmiller Energy Ltd. Shares to Commence Trading on Nasdaq Capital Market; Closes Second
Tranche of Private Placement Investment

Rosh Haayin, Israel (May 24, 2022) – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (TASE: BNRG, Nasdaq: BNRG), a clean-energy company that provides Thermal Energy Storage (“TES”) systems to the global industrial and utility markets, announced today that its ordinary shares have been approved for listing on the Nasdaq Capital Market (“Nasdaq”). Brenmiller’s shares will begin trading on Nasdaq on Wednesday, May 25, 2022, under the ticker symbol “BNRG.” The Company will maintain the listing of its ordinary shares on the Tel Aviv Stock Exchange under the symbol “BNRG.”

The listing of the Company’s shares on the Nasdaq constitutes compliance with the closing requirements of a securities purchase agreement with certain private investors as previously announced on November 2, 2021. On May 24, 2022, the Company closed the second tranche of the investment by such investors and, as a result, the balance of $7.5 million of the $15 million private placement has been paid to the Company by the investors against the issuance of the Company’s securities.

“Brenmiller Energy’s listing on Nasdaq is a major milestone in the Company’s history and represents another step forward in our Company’s effort to deliver utilities and industrial companies the thermal energy storage solutions they need to realize their electrification and decarbonization goals,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “Our new listing on Nasdaq will help us better educate the global investment community about our innovative thermal storage decarbonization technology, while at the same time making it easier for us to access any capital we may need to help us continue to grow our company.”

Patented Technology Enables Carbon-Free Thermal Energy Storage

Brenmiller’s patented technology stores heat at high temperatures using crushed rocks and provides clean and sustainable thermal energy for utilities and industrial plants.

This innovative technology combines thermal storage, heat exchange, and steam generation together in a sustainable and modular solution. With this solution utilities and industrial companies can cost-effectively use renewable energy resources (including solar, wind, and biomass) and/or waste heat – rather than fossil fuels – to generate steam, hot water, and hot air for a wide array of industrial processes or power generation.

Brenmiller is currently working to deploy its TES solution with some of the largest industrial and utility customers globally, including Philip Morris International, Enel (Italy), Fortlev (Brazil), and the Israeli Defense Forces.

The Securities and Exchange Commission (“SEC”) declared effective a registration statement on Form F-1 (File No. 333-264398) relating to the ordinary shares issued in a private placement with certain investors. Additionally, as of the date Brenmiller Energy’s shares begin trading on Nasdaq (i.e., May 25, 2022), the Company will start reporting in accordance with the provisions of Chapter E3 of the Israeli Securities Law, 5728-1968, and the regulations enacted thereunder (the “Securities Law”), i.e., based on a reporting format of U.S. securities law, pursuant to the provisions of Sections 35(32) of the Securities Law.

Sullivan & Worcester LLP acted as Brenmiller Energy’s U.S. legal counsel and Shibolet & Co. acted as Brenmiller Energy’s Israeli legal counsel in connection with the Nasdaq listing.

About Brenmiller Energy

Brenmiller Energy’s innovative thermal energy storage solutions are accelerating the electrification and decarbonization of the global economy. Founded in 2012 by Avi Brenmiller, former CEO of Siemens CSP and Solel, and a team of other experts in the field of renewable energy, its patented technology heats crushed rocks to very high temperatures, enabling utility and industrial customers to cost-effectively store energy and then convert this energy into steam, hot water or hot air for a variety of applications. The Company has raised more than $90 million and is traded on the Tel-Aviv Stock Exchange and will begin trading on Nasdaq on May 25, 2022. For more information visit https://bren-energy.com/ and follow us on LinkedIn -https://www.linkedin.com/company/brenmiller-energy/mycompany/

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses the impact of the Nasdaq listing on its profile, growth, visibility and liquidity and the date for its ordinary shares to begin trading on Nasdaq. Without limiting the generality of the foregoing, words such as "plan," "project," "potential," "seek," "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company's results include, but are not limited to, regulatory approvals, product demand, market acceptance, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks, and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company's Registration Statement on Form F-1 filed with the SEC on April 21, 2022, and any subsequent amendments thereto. Copies are available on the SEC's website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

U.S. Investor Contact:

Chase Jacobson, Vallum Advisors

investors@bren-energy.com

+1 980-265-2597

Media Contact:

Isaac Steinmetz

Antenna for Brenmiller Energy

BrenmillerEnergy@antennagroup.com